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FORM C – Regulation Crowdfunding
E-STREAM MEDIA INC.
Up to $1,000,000.00 Offering
June 20, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

✓ Form C: Offering Statement
  Form C-U: Progress Update
  Form C/A: Amendment to Offering Statement
  Check box if Amendment is material and investors must reconfirm within five business days.
  Form C-AR: Annual Report
  Form C-AR/A: Amendment to Annual Report
  Form C-TR: Termination of Reporting

Name of issuer
E-STREAM MEDIA INC.

Legal status of issuer
Form: Corporation
Jurisdiction of Incorporation/Organization: California
Date of organization: 05/21/2024

Physical address of issuer
3232 WEST VERNON AVENUE
LOS ANGELES, CA 90008

Phone
323-972-1460

Email
osarbey@gmail.com

EIN  33-1700582

CIK number of issuer
0002047783

Website of issuer
https://estreammedia.com

Is there a Co-issuer? No

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Name of intermediary through which the Offering will be conducted
NETCAPITAL FUNDING PORTAL INC.

CIK number of intermediary
0001669191

SEC file number of intermediary
007-00035

CRD number, if applicable, of intermediary
283596

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will be utilized
Boston Private Bank and Trust Company

Type of security offered
Common Stock

Target number of Securities to be offered
500,000

Price (or method for determining price)
$10.00 per share

Target offering amount
$5,000.00

Oversubscriptions accepted:
   Yes
   No

Oversubscriptions will be allocated:
   Pro-rata basis
   First-come, first-served basis
   Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

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EXHIBIT A – Certified Financial Statements
[View Full Document](#ExhibitA)

| Item | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
|---------------------------|----------------------------|-----------------------|
| Assets: | | |
| Cash & Cash Equivalents | $25,000.00 | $25,000.00 |
| Prepaid Expenses | $110,000,000.00 | $110,000,000.00 |
| Marketable Securities | $15,000,000.00 | $15,000,000.00 |
| Right of Use | $15,000,000.00 | $15,000,000.00 |
| Note Receivable | $10,000,000.00 | $10,000,000.00 |
| Total Assets | $150,025,000.00 | $150,025,000.00 |
| Liabilities and Equity: | | |
| Common Stock | $120,000,000.00 | $120,000,000.00 |
| Retained Earnings | $30,025,000.00 | $30,025,000.00 |
| Total Liabilities and Equity | $150,025,000.00 | $150,025,000.00 |

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

*Note: This table provides select financial data based on barter transactions where assets (e.g., prepaid expenses, marketable securities) are balanced by equity issued for services. A complete certified balance sheet, income statement, and cash flow statement are attached as part of [Exhibit A](#ExhibitA).*

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June 20, 2025
FORM C

Up to $1,000,000.00
E-STREAM MEDIA INC.

E-STREAM MEDIA INC.
Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by E-STREAM MEDIA INC., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $5,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities-The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through NETCAPITAL FUNDING PORTAL INC. (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities.

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| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|-|--------------------|-------------------------------------|-------------|
| Minimum Individual Purchase Amount | $10.00 | $0.00 | $10.00 |
| Aggregate Minimum Offering Amount | $5,000.00 | $250.00 | $4,750.00 |
| Aggregate Maximum Offering Amount | $1,000,000.00 | $50,000.00 | $950,000.00 |

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) NETCAPITAL FUNDING PORTAL INC. will receive 5% of the amount raised in connection with the Offering.

The date of this Form C is June 20, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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RISK FACTORS AND DISCLAIMERS
THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL

INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SPECIAL NOTICE TO FOREIGN INVESTORS
IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS
IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT
BOSTON PRIVATE BANK AND TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact

or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

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Table of Contents
Page 8

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## SUMMARY
Page 9

E-STREAM MEDIA INC. (the "Company") is a California Corporation, formed on 05/21/2024.
The Company is located at 3232 WEST VERNON AVENUE LOS ANGELES, CA 90008.
The Company's website is https://estreammedia.com
The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

## The Business
Page 9

At E-STREAM MEDIA INC., we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

Our services include:

- Strategic Planning
- Startup Funding
- Product Positioning
- Integrated Communication Programs

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start.

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## The Offering
Page 10

| Item | Amount/Description |
|------|-------------------|
| Common Stock being offered | 500,000 |
| Total Common Stock outstanding after Offering | 1,500,000 (if fully subscribed) |
| Purchase price per Security | $10.00 |
| Minimum investment amount per investor | $10.00 |
| Offering deadline | December 1, 2025 |
| Use of proceeds | See the description of the use of proceeds on page 15. |
| Voting Rights | One vote per share. See page 22. |

.

RISK FACTORS
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Risks Related to the Company's Business and Industry
- Early-Stage Company and Limited Operating History
- Network Marketing Model Risks
- Dependence on Key Personnel
- Regulatory Risks
- Competition
- Economic Conditions
- Reliance on Technology
- Intellectual Property Risks
- Uncertainty of Future Financial Results
- Legal and Litigation Risks
- Barter Revenue Recognition Risk: Our accounting model includes barter transactions where equity is issued in exchange for marketing labor or media exposure. While we believe this structure meets GAAP under fair value inputs, it may require reclassification in future audits or regulatory reviews. Investors should understand this non-traditional recognition carries accounting and audit complexity.
- App Adoption Risk: The Crowd Casting App is central to our business model. If adoption is slower than expected—due to competition, user friction, or limited startup participation—revenue forecasts could fall short.
- Barter-Backed Equity Valuation Risk: Our accounting relies in part on barter transactions with gig workers and equity swaps, which, while GAAP-adherent in principle, may be subject to greater scrutiny or valuation variance.
- Platform Adoption Risk: The effectiveness of our affiliate network depends on rapid adoption and measurable engagement by both influencers and partner startups. Delays in traction could reduce monetization efficiency.

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Risks Related to the Securities
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- The Common Stock will not be freely tradable until one year from the initial purchase date.
- There is not now and may never be a public market for the Common Stock.
- No governmental agency has reviewed or passed upon this Offering.
- No guarantee of return on investment.
- Ownership is concentrated among a small number of owners.
- Your ownership will be subject to dilution.
- The Securities are equity interests and not indebtedness.
- No assurance of liquidity.
- No anticipated cash dividends for the foreseeable future.
- The Company may extend or end the Offering early.
- You should be aware of the long-term nature of this investment.
- The price is arbitrarily set.
- Liquidity Risk: As our securities are restricted for one year under Regulation CF and there is currently no secondary market, investors should not expect early liquidity or resale.

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BUSINESS
Page 12

Description of the Business

E-STREAM MEDIA INC. leverages crowdsourcing and network marketing to fuel startup growth. Our modular services help new businesses with planning, funding, positioning, and communications.

Business Plan
Page 13

E-STREAM MEDIA INC. leverages an innovative equity crowdsourcing model to power the growth of early-stage startups through network marketing and collective promotional influence. Our flagship tool—the Crowd Casting Network App—serves as both a recruitment platform for gig workers and a distribution channel for partner products and services.

The E-STREAM MEDIA INC. aims to onboard 10–15 startups per quarter into its ecosystem, targeting 1 million downstream user impressions per campaign cycle. We will monetize the Crowd Casting App through a freemium model, in-app advertising, and a SaaS dashboard subscription for partner startups. Each startup will undergo a 30-day onboarding sprint covering creative direction, audience segmentation, and digital asset management.

Strategic Execution Timeline & Milestones
Page 13

To ensure scalable and measurable growth, the Company has adopted a phased execution plan with defined milestones:
- Q3 2025: Public Beta Launch of Crowd Casting App
- Q4 2025: Onboard 5 Pilot Startups
- Q1 2026: $250K in recurring platform revenue target

Go-To-Market and Monetization Strategy
Page 14

E-STREAM MEDIA INC. is uniquely positioned at the intersection of crowdsourcing and equity-based marketing. Our go-to-market strategy is built on a three-tiered model:
- Crowd Casting App Launch: We will deploy our flagship "Crowd Casting Network" mobile app (iOS and Android) in Q4 2025. The app enables affiliate influencers, startup partners, and users to broadcast content, complete tasks, and earn equity.
- Startup Onboarding and Support: E-STREAM MEDIA INC. will initially onboard 10–15 startup partners each quarter, beginning in Q1 2026. These partners receive equity bartering packages, strategic growth plans, access to our crowdcasting engine, and support from a dedicated account team.
- Revenue Model: We monetize via equity-for-service barter transactions (recorded under prepaid expenses), affiliate and performance-based sponsorship revenue, freemium premium placements in the app for partner startups, and potential exit strategies as partner startups grow and convert equity into returns. Each user, task, and engagement activity strengthens our proprietary data engine for matching products with the most responsive niche audiences, creating exponential exposure for our startup clients.

Partner Onboarding and Support
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Partner startups are onboarded through a 3-tiered framework:
- Assessment & Eligibility: Startups complete a vetting application to ensure alignment with our brand values, marketing needs, and gig equity compatibility.
- Campaign Structuring: We collaborate with partners to design social push campaigns based on the number of crowdcasters, target impressions, and conversion goals.
- Ongoing Analytics & Support: Post-launch, we provide campaign feedback, audience performance data, and consultative services to maximize growth.

History of the Business

Founded in 2023, E-STREAM MEDIA INC. has developed a scalable network marketing platform for emerging businesses.

The Company's Products and/or Services Page 13

- Crowd Casting Network App (Apple/Android)
- Strategic consulting for startup growth

Competition Page 13

Key competitors include Penji, uTest, Guuru, Squadhelp, Ponoko, and Yoobic.

Supply Chain Page 13

We target both new and established businesses seeking cost-effective sales growth.

Intellectual Property Page 13

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and CompliancePage 14

The Company complies with all applicable federal, state, and local regulations.
Litigation Page 14

There are no pending or threatened legal suits.
Other Page 14

The Company's principal address is 3232 WEST VERNON AVENUE LOS ANGELES, CA 90008.

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Business Plan (continued) Page 13

Strategic Execution Timeline & Milestones (continued)Page 13

Go-To-Market and Monetization Strategy (continued)Page 14

Partner Onboarding and Support (continued)Page 14

History of the Business (continued)

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| Use of Proceeds | % of Minimum | Amount if Min | % of Maximum | Amount if Max |
|-----------------|--------------|---------------|--------------|---------------|
| Intermediary Fees | 5% | $250.00 | 5% | $50,000.00 |
| Attorney Fees | 10% | $500.00 | 6% | $60,000.00 |
| General Marketing | 35% | $1,750.00 | 25% | $250,000.00 |
| Research & Development | 20% | $1,000.00 | 24% | $240,000.00 |
| Operation Expenses | 20% | $1,000.00 | 14% | $140,000.00 |
| Miscellaneous Expenses | 10% | $500.00 | 0% | $0.00 |
| Expansion of Sales Network | 0% | $0.00 | 20% | $200,000.00 |
| Reserve Funds | 0% | $0.00 | 6% | $60,000.00 |
| Total | 100% | $5,000.00 | 100% | $1,000,000.00 |

Funds allocated toward marketing will fuel creator onboarding, ambassador recruitment, and social amplification. Legal and R&D budgets will support platform integration with blockchain-based share ledgers and third-party valuation tools. Reserve funds ensure operational runway through two campaign cycles regardless of early performance.

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USE OF PROCEEDS (continued)
Page 15

DIRECTORS, OFFICERS AND EMPLOYEES
Page 16

Directors
Page 16

Brent Davis
President, E-STREAM MEDIA INC.
Extensive experience in entrepreneurship, network marketing, and business development.

Officers of the Company
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Brent Davis, President

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Directors (continued)
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Officers of the Company (continued)
Page 16

Employees
Page 17

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP
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Capitalization
Page 17

Type of security: Common Stock
Amount outstanding: 1,000,000
Voting Rights: Yes
Anti-Dilution Rights: No
Percentage ownership of the Company by the holders of such Securities: 100%
Other Material Terms: N/A

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Capitalization (continued)
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Ownership
Page 19

Brent Davis is the sole owner of the Company.

FINANCIAL INFORMATION
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Operations
Page 19

See the financial statements attached as [Exhibit A](#ExhibitA).

Liquidity and Capital Resources
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Proceeds will be used for expansion, recruitment, product development, and general operations.

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Liquidity and Capital Resources (continued)
Page 19

Capital Expenditures and Other Obligations
Page 20

No material capital expenditures are planned.

Material Changes and Other Information
Page 20

None.

Trends and Uncertainties
Page 20

See Risk Factors.

THE OFFERING AND THE SECURITIES
Page 20

The Offering
Page 20

Up to 500,000 shares of Common Stock for up to $1,000,000.00. Minimum investment: $10.00. Deadline: December 1, 2025.

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The Offering (continued)
Page 20

The Securities
Page 21

.

Common Stock, $10.00 per share, one vote per share.

Voting and Control
Page 22

Shareholders have one vote per share. No special voting agreements in place.

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The Securities (continued)
Page 21

Voting and Control (continued)
Page 22

Anti-Dilution Rights
Page 23

None.

Restrictions on Transfer
Page 23

Securities may not be transferred for one year except as permitted by Regulation CF.

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Anti-Dilution Rights (continued)
Page 23

Restrictions on Transfer (continued)
Page 23

Other Material Terms
Page 23

The Company may repurchase Common Stock. No stated return or liquidation preference.

TAX MATTERS
Page 23

Each investor should consult their own tax advisor regarding the U.S. federal, state, and local tax consequences of an investment.

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Voting and Control (continued)
Page 22

Other Material Terms (continued)
Page 23

TAX MATTERS (continued)

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
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No related person transactions or conflicts of interest exist.

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TAX MATTERS (continued)
Page 23

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST (continued)
Page 24

OTHER INFORMATION
Page 24

No Bad Actor Disqualifications.

EXHIBITS
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[Exhibit A - Certified Financials](#ExhibitA)
[Exhibit B - Articles of Incorporation](#ExhibitB)
[Exhibit C - Sample Share Certificate](#ExhibitC)
[Exhibit D - Shareholder Agreement or Cap Table Summary](#ExhibitD)
[Exhibit E - Certification Letter](#ExhibitE)
*Note: If any exhibits (e.g., Articles of Incorporation, Sample Share Certificate, Shareholder Agreement,
Certification Letter) are not yet prepared, I can assist in drafting them upon request.*

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST (continued)
Page 24

OTHER INFORMATION (continued)
Page 24

EXHIBITS (continued)
Page 26

ONGOING REPORTING
Page 27

The Company will file an annual report with the SEC and make it available at
https://estreammedia.com/disclosures within 120 days of fiscal year end.

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EXHIBITS (continued)
Page 26

ONGOING REPORTING (continued)

.

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SIGNATURE
Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, based on the certified financial statements provided in [Exhibit A](#ExhibitA).

/s/ Brent Davis
(Signature)
Brent Davis
(Name)
President
(Title)
June 20, 2025

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SIGNATURE (continued)
Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brent Davis
(Signature)
Brent Davis
(Name)
President
(Title)
June 20, 2025

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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Instructions (continued)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

ONGOING REPORTING (continued)
Page 27

The Company will file an annual report with the SEC and make it available at https://estreammedia.com/disclosures within 120 days of fiscal year end.

.

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Instructions (continued)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE (continued)
Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brent Davis
(Signature)
Brent Davis
(Name)
President
(Title)
June 20, 2025

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